NAME OF REGISTRANT: Columbia Sportwear Company

NAME OF PERSON RELYING ON EXEMPTION: Green Century Equity Fund

ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal No. 4 on Columbia Sportswear Company’s 2025 Proxy Statement:

Shareholder Proposal for GHG Emissions Reduction Targets

Columbia Sportwear Company Symbol: (COLM)

Filed by: Green Century Equity Fund

Green Century Capital Management, Inc. is the investment advisor to the Green Century Equity Fund and seeks your support for the climate-related proposal filed at Columbia Sportswear Company (hereby referred to as “Columbia” or “the Company”) in its 2025 proxy statement asking Columbia to adopt targets for measurably reducing its greenhouse gas (GHG) emissions and report annually on its progress toward those targets.

Resolved: Shareholders request that Columbia adopt targets for measurably reducing its GHG emissions—and report annually, at reasonable expense and excluding proprietary information, on its progress toward those targets.

Supporting Statement: In assessing targets, proponents recommend, at the board and management's discretion:

•	Including the full range of Columbia’s operational and supply chain emissions;

•	Seeking independent verification of emissions estimation and disclosure;

•	Considering frameworks, benchmarks and processes developed by credible third parties such as SBTi, IPCC, Transition Plan Taskforce, and Task Force for Climate-Related Financial Disclosures.

RATIONALE FOR A “YES” VOTE

1.	Competitive Risk – Columbia lags industry peers in setting GHG reduction targets. As customers seek credible sustainability commitments from footwear and apparel companies, Columbia faces competitive risk.

2.	Reputational Risk – In continuing to delay target setting, Columbia is misaligned with the environmentally conscious image of its major brands. This exposes the Company to greenwashing claims and associated reputational risk.

3.	Supply Chain Risk – Climate change threatens Columbia’s manufacturing and distributing processes. Failing to set full value-chain GHG emissions reduction targets will exacerbate climate-related supply chain risk and exhibits a disregard for addressing climate risk.

4.	Failure to Meet Investor Expectations – Investors are increasingly aware of corporate impacts on and responses to climate change, and GHG emissions reduction targets assist investors in evaluating portfolio risk.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Equity Fund urges shareholders to vote for Proposal No. 4 following the instruction provided on the management’s proxy mailing.

BACKGROUND

In 2024, the Earth’s average temperature exceeded 1.5°C above pre-industrial levels for the first time.1 Prior to 2024, the International Governmental Panel on Climate Change (IPCC) advised limiting warming to 1.5°C to avoid the worst consequences of climate change.2 Each 1°C temperature rise will decrease global GDP by 12%, and 3°C of warming is expected to reduce cumulative economic output by 15%- 34%.3

The footwear and apparel industry is responsible for 4% of global GHG emissions—more than France, Germany, and the United Kingdom combined.4 The industry's emissions are expected to increase nearly 30% by 2030 without substantive action and, by 2050, could account for over one-quarter of the world’s carbon budget necessary to limit warming to 2°C.5

The footwear and apparel industry faces significant climate-related risks. An overwhelming portion of apparel exports come from countries directly impacted by more frequent and severe climate-related disasters. 67% of cotton exports and 52% of apparel exports are already highly affected by climate disasters.6 By 2030, extreme weather could jeopardize nearly $65B worth of exports in the footwear and apparel industry.7 Climate change also threatens to disrupt $122B of economic activity at ports critical to shipping exported goods.8

Columbia recognizes the risk climate change poses to its business. In 2021, the Company set a 30% Scope 3 GHG emissions reduction target for its manufacturing emissions.9 Columbia stopped reporting on this goal in 2022 and has not committed to setting new emissions reduction targets.10 Columbia lags the 637 footwear and apparel companies that have set or committed to setting science-based GHG reduction targets, signaling their intent to understand and mitigate exposure to climate risk.11 Without a goal to decrease its GHG emissions, Columbia is exposed to competitive, reputational, and supply chain risks and fails to safeguard shareholder value.

I.	COMPETITIVE RISK

Columbia significantly lags peers in setting GHG emissions reduction targets, exposing the Company to competitive risk as its customers opt for more sustainable competitors.

_____________________________

1 https://www.nature.com/articles/d41586-025-00010-9

2 https://www.un.org/en/climatechange/science/climate-issues/degrees-matter

3 https://www.weforum.org/agenda/2024/06/nature-climate-news-global-warming-hurricanes/; https://www.bcg.com/publications/2025/investing-in-climate-action

4 https://www.mckinsey.com/industries/retail/our-insights/fashion-on-climate

5 https://www.mckinsey.com/industries/retail/our-insights/sustainable-style-how-fashion-can-afford-and-accelerate-decarbonization; https://emf.thirdlight.com/file/24/uiwtaHvud8YIG_uiSTauTlJH74/A%20New%20Textiles%20Economy%3A%20Redesigning%20fashion%E2%80%99s%20future.pdf, 21

6 https://www.mckinsey.com/de/~/media/mckinsey/locations/europe%20and%20middle%20east/deutschland/news/presse/2023/2023-11-28%20state%20of%20fashion%202024/sof24_report.pdf, 32

7 https://www.mckinsey.com/industries/retail/our-insights/state-of-fashion, 10

8 https://www.businessoffashion.com/articles/sustainability/the-state-of-fashion-2024-report-climate-crisis-supply-chain-sustainability-environment/

9 https://d1io3yog0oux5.cloudfront.net/_744956691d3514e6dc639d511dde9bec/columbia/db/718/5753/pdf/Columbia_CSR_RY2021_FINAL_.pdf, 21

10 https://s3.amazonaws.com/content.stockpr.com/columbia/db/718/5753/pdf/Columbia_CSR_RY2021_FINAL_.pdf

11 https://sciencebasedtargets.org/target-dashboard

Consumers often prefer products that are sustainable, and companies are responding accordingly.

•	85% of consumers are prioritizing sustainability-focused practices in their consumption habits.[12]

•	A 2023 McKinsey study found a material link between consumer spending and ESG-related claims, as well as an 8% higher growth rate for products with sustainability claims.[13]

•	A 2024 PwC survey reports that 80% of consumers will pay more for sustainably produced or sourced goods, with some consumers willing to pay a 9.7% premium for lower carbon goods despite concerns about inflation.[14]

•	A McKinsey analysis showed that financially successful companies that improve their sustainability metrics exceed peers in shareholder returns.[15]

Despite consumers’ preference for sustainable companies, Columbia trails competitors in setting SBTi-verified GHG emissions reduction targets.

•	Competitors Adidas, VF Corporation, Puma, and New Balance have all set SBTi-validated full value chain GHG emissions reduction targets.[16]

•	Competitors Brooks, Kontoor Brands, and Patagonia, all of which had lower revenues than Columbia in 2024, have set SBTi-validated full value chain emissions reduction targets.[17]

•	Competitors with comparable 2024 revenues such as Deckers, Gildan, and Amer Sports Corporation have set SBTi-validated full value chain emissions reduction targets.[18]

Columbia’s 10-K cites changes in customer preferences and spending as a risk factor for its business.19 Columbia may lose market share as peers set science-based GHG emissions reduction targets that signal a stronger commitment to sustainability that consumers increasingly value. Verified target setting would also equip Columbia to better identify and assess its exposure to climate risk and begin taking steps to mitigate climate risk at the same pace as its peers. By failing to set targets, Columbia is at a competitive disadvantage.

II.	REPUTATIONAL RISK

As a company with a strong brand image, Columbia is highly dependent on goodwill towards its brands. Columbia's failure to set GHG emissions reduction targets heightens reputational risk of loss of brand value and goodwill and exposure to greenwashing claims.

_____________________________

12 https://www.pwc.com/gx/en/news-room/press-releases/2024/pwc-2024-voice-of-consumer-survey.html

13 https://www.mckinsey.com/industries/consumer-packaged-goods/our-insights/consumers-care-about-sustainability-and-back-it-up-with-their-wallets

14 https://www.pwc.com/gx/en/news-room/press-releases/2024/pwc-2024-voice-of-consumer-survey.html

15 https://www.mckinsey.com/capabilities/strategy-and-corporate-finance/our-insights/the-triple-play-growth-profit-and-sustainability#/

16 https://sciencebasedtargets.org/target-dashboard

17 https://sciencebasedtargets.org/target-dashboard

18 https://sciencebasedtargets.org/target-dashboard

19 https://investor.columbia.com/sec-filings/annual-reports/content/0001050797-25-000023/0001050797-25-000023.pdf, 16

Harvard Business Review notes brand equity, intellectual capital, and goodwill account for 70-80% of market value, and the World Economic Forum found that over 25% of market value is directly attributable to reputation.20 An analysis of UK companies in the financial sector reported that value lost from ESG-related reputational damage was disproportionately larger than the magnitude of fines, generating cumulative losses of 5.43% in share prices.21

Columbia’s flagship brand, as well as its Sorel, Mountain Hardwear, and prAna brands, seek to appeal to consumers who value the outdoors. These brands’ catalogs and websites feature images of people in natural outdoor environments that are directly threatened by climate change. The Company describes its biggest brand, Columbia, as having a mission “to unlock the outdoors for everyone.”22 Similarly, prAna sells apparel to “individuals who embrace movement and have a deep reverence for nature.”23 In the absence of GHG emissions reduction targets that indicate Columbia’s commitment to addressing climate change, the Company is misaligned with its target customer and brand image.

This misalignment exposes Columbia to reputational risk, especially as it aims to appeal to younger, more active consumers with its ACCELERATE Growth Strategy.24 In 2024, Lululemon faced claims under Florida consumer protection laws for its “Be Planet” campaign perpetuating the impression that the company is environmentally friendly despite its negative climate impact increasing.25 Similar greenwashing claims have been brought against On, H&M, Nike, and Allbirds.26 Marketing practices and claims from the Company’s major brands may be construed as similarly misleading.27

GHG emissions reduction targets signal a company’s intent to reduce emissions and create strategies across its supply chain to achieve these goals. Target setting leads to climate action that would better align the Company with its environmental image and mitigate reputational risk.

III.	SUPPLY CHAIN RISK

Columbia faces significant climate-related supply chain risks. As a global manufacturer, the Company relies on a value chain that is increasingly vulnerable to climate change. Intensifying natural disasters and higher average temperatures are expected to decrease the productivity of Columbia’s key manufacturing hubs, which may result in reductions in production and profitability. The Company’s failure to set emissions reduction goals demonstrates a disregard for the threat climate change poses to its supply chain and overall business.

_____________________________

20 https://hbr.org/2007/02/reputation-and-its-risks; https://www.forbes.com/councils/forbesagencycouncil/2019/12/27/the-importance-of-brand-reputation-20-years-to-build-five-minutes-to-ruin/

21 https://www.grantthornton.co.uk/insights/esg-how-a-bad-rep-can-seriously-hurt-a-firms-value/

22 https://investor.columbia.com/sec-filings/annual-reports/content/0001050797-25-000023/0001050797-25-000023.pdf, 1

23 https://investor.columbia.com/sec-filings/annual-reports/content/0001050797-25-000023/0001050797-25-000023.pdf, 1

24 https://investor.columbia.com/news-events/press-releases/detail/369/columbia-sportswear-company-reports-fourth-quarter-and-full

25 https://www.bloomberg.com/news/articles/2024-07-12/lululemon-accused-of-greenwashing-environmental-goals-impact?leadSource=uverify%20wall

26 https://www.ecotextile.com/2025021454564/news/fashion-retail/on-facing-greenwashing-allegations/; https://earth.org/fast-fashion-brands-greenwashing/

27 https://www.columbia.com/sustaining-places/; https://www.prana.com/sustainability.html; https://www.sorel.com/1201responsible-environment.html?srsltid=AfmBOopMMJLAb1yCOFBC7_tQni3mJC5FUD0kkvBFMDtKzASy8Q7dsKIh; https://www.mountainhardwear.com/sustainability.html?srsltid=AfmBOoqH54TtsZtW_RT4sdVwAPTld_FkAWv0AuLJIW3G6m1u88Gp5t6w

Columbia predominately sources its products from the Asia Pacific region.28 Factories in China make up the majority of its suppliers, followed by those in Vietnam, Taiwan, India, and Korea.29 The Company’s two largest factories by number of employees are in Bangladesh.30

In 2023, the World Meteorological Association found that Asia continued to be the region most impacted by weather, climate, and water-related hazards.31 These hazards are already affecting the cost and ability to produce and ship goods. In China, drought near the Yangtze River forced companies to move goods through alternative, more expensive routes throughout 2023.32 Chinese cities where Columbia has a high concentration of suppliers, including Guangdong and Dongguan, have experienced flooding in prior years that destroyed factories and inventory.33 The majority of these city’s populations are predicted to be at risk of even more disruptive flooding by 2030.34 Additionally, Columbia’s key suppliers in Bangladeshi cities are highly susceptible to work disruptions from heat, humidity, and flooding.35

Columbia's 10-K reports that climate change “could disrupt our operations, the operations of our vendors and other suppliers... that may negatively impact our operating results and financial condition.”36 Indeed, a study examining the impacts of heat stress and flooding on a sample brand sourcing from factories across Vietnam and Cambodia in 2030 projected costs of $119M and 5% of operating profits.37 A McKinsey projection found that extreme heatwaves and humidity have already reduced the average work hours by 4% in China, corresponding to a 1.5% decrease in GDP.38 Work hour loss is expected to increase to 6.5% in 2030, further impacting exports and GDP.39

Columbia's reliance on supply chain efficiency in countries most susceptible to severe climate-related disasters demonstrates the material risk of climate change on its profitability. Target setting positions Columbia to engage and collaborate with suppliers—driving improvements, efficiencies, and the development of strategies to address climate-related disruptions. By failing to set full value chain GHG reduction targets, Columbia exacerbates the physical risks increased emissions pose to its supply chain and casts doubt on its commitment to and process for successfully mitigating climate-related risk.

_____________________________

28 https://columbiasportswearcompany.com/corporate-responsibility-group/responsible-practices/supply-chain

29 https://columbiasportswearcompany.com/corporate-responsibility-group/responsible-practices/supply-chain

30 https://columbiasportswearcompany.com/corporate-responsibility-group/responsible-practices/supply-chain

31 https://wmo.int/publication-series/state-of-climate-asia-2023

32 https://www.businessoffashion.com/articles/sustainability/the-state-of-fashion-2024-report-climate-crisis-supply-chain-sustainability-environment/

33 https://www.washingtonpost.com/world/2024/04/22/china-guangdong-rain-floods/; https://www.nytimes.com/interactive/2017/04/07/world/asia/climate-change-china.html; https://apnews.com/article/china-flooding-guangdong-4c9ff00b28335e7c54ac1c7acdbc09c5

34 https://www.ilr.cornell.edu/global-labor-institute/higher-ground-fashions-climate-breakdown, 10, 11; https://www.washingtonpost.com/world/2024/04/22/china-guangdong-rain-floods/

35 https://www.ilr.cornell.edu/global-labor-institute/higher-ground-fashions-climate-breakdown, 9

36 https://investor.columbia.com/sec-filings/annual-reports/content/0001050797-25-000023/0001050797-25-000023.pdf, 16

37 https://www.ilr.cornell.edu/sites/default/files-d8/2023-09/Higher%20Ground%20Report%202%20FINAL.pdf, 18

38 https://interactive.carbonbrief.org/the-carbon-brief-profile-china/index.html#impacts-and-adaptation

39 https://interactive.carbonbrief.org/the-carbon-brief-profile-china/index.html#impacts-and-adaptation

IV.	FAILURE TO MEET INVESTOR EXPECTATIONS

Investors increasingly expect companies to effectively address climate risk by setting GHG emissions reduction targets and disclosing plans to achieve them.40 Columbia’s current climate policies and disclosures fail to detail how the Company plans to effectively mitigate climate-related risk.

Columbia’s most recent sustainability report does not disclose the Company’s GHG emissions or plans to address Scope 3 emissions, which comprise 95% or more of Columbia's total GHG footprint.41 These disclosures backtrack on the Company’s prior reporting of Scope 1 and 2 GHG emissions and its Scope 3 manufacturing emissions reduction target.42 Columbia reversing its disclosures and goal without explanation leaves investors unable to assess the Company’s current exposure to climate risk and process to mitigate the impact of those risks on its business.

Actions to reduce climate risk, including verified target setting, are critical to investors’ ability to reduce volatility and risk in their portfolios and capitalize on climate-related opportunities.

•	A survey of institutional asset owners and managers averaging above $250M found that 93% of investors believe climate issues are likely to affect the performance of investments over the next two to five years.[43]

•	Companies with validated emission reduction targets across their value chains are 1.9 times more likely to experience significant decarbonization benefits.[44]

•	An EY survey found that almost 70% of more than 500 global companies report higher than expected financial returns on climate initiatives.[45]

Columbia setting targets to reduce its full value chain emissions would assure investors that the Company will strengthen its resilience against the climate change-related disruptions and risks that threaten its financial stability.

V.	RESPONSE TO STATEMENT IN OPPOSITION

Although Columbia’s statement in opposition claims the Company is addressing its environmental impact through industry collaboration and manufacturer reporting, these actions do not address the ask of the proposal—that Columbia adopt a target to reduce its GHG emissions.

While industry-wide initiatives are effective and necessary to reduce GHG emissions, investors are unable to see the results of these initiatives on decreasing Columbia’s exposure to climate-related risk without targets. Columbia setting verified GHG emissions reduction goals alongside its collaborations would assure investors that the Company has a baseline from which to measure risk mitigation progress against and that its efforts are informed by science-based models of global temperature rise.

_____________________________

40 https://theinvestoragenda.org/wp-content/uploads/2024/08/2024-Global-Investor-Statement-to-Governments-on-the-Climate-Crisis.pdf; https://www.climateaction100.org/news/as-the-2024-proxy-season-gets-underway-climate-action-100-investors-call-on-companies-to-improve-climate-lobbying-accounting-and-governance/

41 https://d1io3yog0oux5.cloudfront.net/_dd23717e8b1245210477340f7aff112a/columbia/db/641/5779/pdf/2022+Impact+Report.pdf, 27

42 https://d1io3yog0oux5.cloudfront.net/_dd23717e8b1245210477340f7aff112a/columbia/db/641/5779/pdf/2022+Impact+Report.pdf, 27; https://s3.amazonaws.com/content.stockpr.com/columbia/db/718/5753/pdf/Columbia_CSR_RY2021_FINAL_.pdf, 21

43 https://www.gsb.stanford.edu/sites/default/files/publication/pdfs/cgri-survey-2024-institutional-investor-survey-sustainability_0.pdf, 4, 6

44 https://www.bcg.com/publications/2024/boosting-bottom-line-reducing-carbon-emissions

45 https://www.ey.com/en_gl/newsroom/2022/11/businesses-finding-unexpected-financial-benefits-from-climate-initiatives

Columbia’s use of the Higg Facility Environmental Module (HiggFEM) to engage suppliers does not give investors transparent information on the environmental impact of participating manufacturers. Suppliers are given an overall score for “energy” that fails to detail supplier emissions or their contributions to Columbia’s GHG footprint. While the tool has been widely used by brands to better assess the environmental impact of their suppliers, it is often followed by engaging suppliers toward setting and meeting emissions reduction goals.46

VI.	CONCLUSION

To meet investor expectations and address competitive, reputational, and supply chain risks, Columbia should adopt targets for measurably reducing its GHG emissions and report annually on its progress toward those targets.

Shareholders are urged to vote FOR the proposal asking Columbia to adopt targets for measurably reducing its GHG emissions—and report annually, at reasonable expense and excluding proprietary information, on its progress toward those targets.

For questions regarding this proposal, please contact Giovanna Eichner, Green Century Capital Management, geichner@greencentury.com.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Equity Fund urges shareholders to vote for Proposal No. 4 following the instruction provided on the management’s proxy mailing.

_____________________________

46 https://worldly.io/resources/brand-and-retail-tool-500-brands/